CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

November 24, 2004

NEWS RELEASE

Symbols:  TSX-Ven.CDU

FSX.CR5

CARDERO ACQUIRES COPPER-GOLD PORPHYRY

PROSPECT IN ARGENTINA

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to announce that it has entered into an option agreement with Minera Cerro Juncal S.A, a private Argentinean company, to explore the Cerro Juncal copper-gold project in the province of Salta, northwestern Argentina.

The project covers a total of 2600 hectares and is located 75 kilometers southwest of the town of San Antonio de los Cobres, 160 kilometers by road to the west of Salta, the capital city of the province, at a maximum altitude of 4400 meters above sea level.  The main railway to the port of Antofagasta and a high tension power line are 60 kilometers to the northwest of the project.

The project lies near the intersection of the regional north-south trending Cerro Galan - Tuzgle fault zone and northwest - southeast trending Cerro Ratones Lineament which contains several significant deposits and mineral occurrences such as Diablillos (inferred resource of 46Mt @ 69.5 g/t Ag and 1 g/t Au), Condor Yacu, Inca Viejo and Centenario.

Geologically, Cerro Juncal is comprised of Ordovician aged, interbedded marine arenites, wackes and shales intruded by Miocene calc-alkaline porphyritic intrusions.

The main part of the property is dominated by an intense colour anomaly which covers an area of approximately 4.5 square kilometers and reflects the exposed alteration zone.  Within this zone the Ordovician sediments are intensely altered by quartz sericite and associated limonite–quartz veins after pyrite.  Alteration in the poorly exposed porphyritic intrusions is broadly zoned from propylitic in the west to phyllic and potassic towards the east.  Additionally, the porphyry has some well developed stockworks with A- and B- type quartz veins, indicative of porphyry style mineralization, and associated leached iron-oxide box-works (jarosite, goethite and hematite) and copper-oxides after pyrite-chalcopyrite.

Gencor originally staked Cerro Juncal on the basis of the known alteration and limited rock chip sampling which yielded gold values of up to 1.86g/t in the capping sediments.  In 1995, following a corporate amalgamation, the property passed to Goldfields who completed two small Mobile Metal Ion (MMI) soil grids, the results of which confirmed the pervious alteration mapping and lithogeochemical sampling.  Goldfields relinquished the property following a corporate restructuring.  No previous geophysical surveying or drill testing has occurred.

Cardero’s President, Mr. Henk Van Alphen, notes that the “copper values in the intrusive and the capping sediments vary between 22 ppm and 456 ppm.  This tenor of copper content is concordant with leached caps overlying some of the world’s most important copper porphyries such as El Salvador and La Escondida where the values were up to 500 ppm and 300 ppm respectively”.

During the first stage of exploration, scheduled to commence Q4 – 2004 and estimated to cost somewhere in the region of US$100,000, the Company plans to confirm earlier exploration findings and contingent on results conduct additional geological mapping, geochemical sampling and geophysics.

The terms of the agreement require that Cardero, in order to acquire 100% interest, make an initial payment of US$25,000, with an additional US$335,000 to be paid incrementally over the following thirty months.  After thirty-six months from the date of the initial payment, a final payment of US$2,000,000 is required to exercise the option for a total of payment of US$2.36M.  The property is subject to a NSR of 0.5%.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

The Company is well financed with over $18 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper and iron ore-copper-gold (IOGC) projects which will ensure the recognition of Cardero as a world-class exploration and development company.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program result, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This press release is not an offer to buy or sell securities in the United States.